UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  September 4, 2009

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

Sept 4, 2009	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOPMENT CORP. PROVIDES CORPORATE UPDATE

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and the OTCBB (ASXSF), reports that it continues to be a party of interest with the United States Bankruptcy Court for the District of Idaho in the matter regarding the Sterling Silver Mining Company (OTCBB: SRLMQ) and its corporate assets situated in the Coeur d’ Alene, Idaho mining district, Idaho, USA.  As a party of interest, the Company is interested in pursuing options with the debtor, Sterling Mining Company and its related assets.

The Company believes that there will continue to be a number of attractive acquisition opportunities available to the Company. The Company has and continues to conduct due diligence reviews on a number of resource opportunities, including a number of advanced stage mineral exploration projects that meet the Company’s corporate mandate of acquiring opportunities with established resources, expansion potential, infrastructure, cash flow and near term cash flow. However, investors are cautioned that there can be no assurance that a transaction could be completed on terms satisfactory to the Company, or at all.

The Company maintains a strong balance sheet and has no long term debt. The Company continues to maintain seasoned and qualified management and seeks to fulfill its stated mandate of acquiring a world class advanced stage exploration and production projects.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects. The Company is committed to creating long term shareholder value through the discovery of base and precious metals.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The statements in this press release about the Company’s “pursuing options with the debtor, continues to pursue a number of attractive acquisition opportunities” constitutes a “forward-looking statement” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This/these forward-looking statement(s) is/are based on certain assumptions made by the Company as well as by other factors that the Company believes are appropriate in the circumstances.  All statements in this release, other than statements of historical fact, including but not limited to those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results. Such unknown risks, uncertainties and other factors include, but are not limited to, market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s  latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Performance or achievements expressed or implied by such forward-looking statements, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions however, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.